                                                               Exhibit 12 (a)


                             XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (In Millions)


                            Three Months Ended
                                March 31,          Year Ended December 31,
                            1994   1993      1993   1992   1991   1990  1989


Income before income taxes $  37     42     $ 154  $ 158  $ 164  $ 182  $  140

Fixed Charges:
   Interest expense
     Xerox debt                1      1         4      2     -       2       6
     Other debt               51     55       205    210    200    205     197
       Total fixed charges    52     56       209    212    200    207     203

Earnings available for
  fixed charges            $  89     98     $ 363  $ 370  $ 364  $ 389   $ 343

Ratio of earnings to
  fixed charges (1)         1.71   1.75      1.74   1.75   1.82   1.88    1.69



(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges. Interest expense has been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Management believes that this allocation method is reasonable in light of the amount of debt specifically allocated to discontinued operations. The discontinued operations consist of the Company's real-estate development and related financing operations and its third-party financing and leasing businesses.

(21)